                             WASHINGTON, D.C. 20549

                                  FORM N-17f-2

               CERTIFICATE OF ACCOUNTING OF SECURITIES AND SIMILAR INVESTMENTS IN THE CUSTODY OF MANAGEMENT INVESTMENT COMPANIES

                    PURSUANT TO RULE 17f-2 [17 CRF 270.17f-2]

 1.  INVESTMENT COMPANY ACT RULE NUMBER: 811-08921

 2.  STATE IDENTIFICATION NUMBER:

 3.  EXACT NAME OF INVESTMENT COMPANY AS SPECIFIED IN REGISTRATION STATEMENT:

          CREDIT SUISSE SELECT EQUITY FUND, INC.

 4.  ADDRESS OF PRINCIPAL EXECUTIVE OFFICE (NUMBER, STREET, CITY, STATE, ZIP
     CODE):

          466 LEXINGTON AVENUE
          NEW YORK, NY 10017

    MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE
                         INVESTMENT COMPANY ACT OF 1940

We, as members of management of Credit Suisse Select Equity Fund, Inc. (the "Fund"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's securities lending program compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of September 30, 2002, and from August 31, 2002 (last examination date) through September 30, 2002.

Based on this evaluation, we assert that the Fund's securities lending program was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2002, and from August 31, 2002 (last examination date) through September 30, 2002, with respect to securities reflected in the investment accounts of the Fund as being out on loan.

Credit Suisse Select Equity Fund, Inc.

By:       Joseph D. Gallagher
          -------------------------------------------------------

Title:    Chairman of the Board and Chief Executive Officer
          -------------------------------------------------------

          11/20/03
          -------------------------------------------------------
          Date

By:       Michael A. Pignataro
          -------------------------------------------------------

Title:    Chief Financial Officer and Treasurer
          -------------------------------------------------------

          11/20/03
          -------------------------------------------------------
          Date

                         REPORT OF INDEPENDENT AUDITORS

TO THE BOARD OF DIRECTORS OF:

Credit Suisse Select Equity Fund, Inc.

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about Credit Suisse Select Equity Fund, Inc. (the "Fund") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of September 30, 2002. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures for the Fund's securities lending program were the following tests performed as of September 30, 2002, and with respect to agreement of securities loaned and returned, for the period from August 31, 2002 (the date of our last examination) through September 30, 2002:

- Confirmation of all securities out on loan with the Fund's securities lending agent (an affiliated custodian);

-    Confirmation of all such securities out on loan with the Fund's custodian;

- Reconciliation of all such securities on loan between the Fund's securities lending agent and custodian;

-    Confirmation of all collateral received with securities lending agent;

-    Confirmation of all invested collateral with unaffiliated mutual fund;

- Confirmation of the securities lending agent's aggregate position of all such securities out on loan with borrowers/brokers. Reconciliation of the borrowers/brokers position to the securities lending agent's aggregate position, including the Fund's;

- Agreement of 6 security loan transactions and 6 security return transactions from the Fund, from August 31, 2002 (the date of our last examination) through September 30, 2002, from the books and records of the Fund's securities lending agent to the Fund's custodian.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that Fund's securities lending program was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2002 with respect to securities reflected in the investment accounts of the Fund as being out on loan is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Directors, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


November 20, 2003